UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, April 22, 2013

SUPERINTENDENCIA DEL MERCADO DE VALORES
MATERIAL EVENT

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications, N° 107-2002-EF/94.10 and the Resolution of the Capital Markets Law N° 079-1997-EF/94.10 N, Cementos Pacasmayo S.A.A. (the “Company”) notifies the following:

The Company’s Board of Directors, in its session held April 19, 2013, agreed to appoint Mr. Roberto Dañino Zapata, as Vice Chairman of the Board and Mr. Moisés Naím as Director.  Mr. Naím is one of the most widely read columnists in Latin America and author of more than ten books on economics and international politics.

Moisés Naím is a Senior Associate in the International Economics Program at the Carnegie Endowment for International Peace and the chief international columnist for El Pais and La Repubblica, Spain's and Italy's largest dailies and is one of the columnists in The Financial Times "A-List."  His weekly columns are also carried by all the leading newspapers in Latin America and in 2011 he was awarded the Ortega y Gasset prize, the most prestigious award in Spanish journalism. Naím is also the host and producer of Efecto Naím  a weekly television program on international affairs that airs throughout the Americas via DirecTV (NTN24) on Sunday nights.

Before joining the Carnegie Endowment, Naím was the editor in chief of Foreign Policy for fourteen years a period when the magazine was  re-launched and won the National Magazine award for General Excellence three times. He is author of many scholarly articles and more than ten books on international economics and politics including Illicit (2005) and The End of Power (2013).

Naím's public service includes his tenure as Venezuela's Minister of Trade and Industry in the early 1990s, director of Venezuela's Central Bank, and executive director of the World Bank.  He was also a professor of business and economics and dean of IESA, Venezuela's main business school. He is the Chairman of the Board of both the Group of Fifty (G50) and of Population Action International, and a member of the board of directors of the National Endowment for Democracy, International Crisis Group, and the Open Society Foundations.

Naím holds MSc and PhD degrees from the Massachusetts Institute of Technology.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Carlos Molinelli Mateo
Representative

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

		By:	/s/ Carlos Jose Molinelli Mateo
		Name:	Carlos Jose Molinelli Mateo
		Title:	Stock Market Representative

Dated:	April 22, 2013